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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                Date: May 8, 2002


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  |X|           Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|            No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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UBS Warburg


Press Release

May 8, 2002

For immediate release



UBS WARBURG RESPONDS TO PRESS REPORTS REGARDING CALIFORNIA ENERGY TRADING

New York, May 8, 2002 - Following press reports about Enron's energy trading activities in California during 2000 and 2001, UBS Warburg today released the following statement:

UBS Warburg entered the energy trading business in February 2002. UBS Warburg is committed to conducting its energy trading business consistent with all legal and regulatory requirements and the highest risk management and ethical standards. UBS has not engaged in any trading activities with California Independent System Operators, and UBS will endeavor to conduct such trading going forward in compliance with these legal and ethical requirements. As is its practice, UBS Warburg operates its trading activities under strict risk guidelines and will continue to monitor closely any energy trading business to ensure full compliance with all applicable laws and regulations. UBS will cooperate with all federal and state investigations into Enron's trading activities.


                                       ###

Inquiries: David P. Walker: +1 212-713-8502 of UBS

UBS cautions that this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are found throughout this press release and include, without limitation, statements concerning the future business development of UBS Warburg's energy trading business. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international trading markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and (6) the risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports with the Securities and Exchange Commission.



      This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    UBS AG



                                    By: /s/ Robert Dinerstein
                                        ---------------------------------
                                        Name:  Robert Dinerstein
                                        Title  Managing Director

                                    By: /s/ Robert Mills
                                        ---------------------------------
                                        Name:  Robert Mills
                                        Title: Managing Director



Date:  May 9, 2002